EXHIBIT 99.2

Notice to LSE

Issue of Shares
8 June 2026

In accordance with PRM 1.6.4R, Rio Tinto plc (the “Company”) (LEI: 213800YOEO5OQ72G2R82) confirms that between 1 May 2026 and 29 May 2026, it has issued and allotted 574 ordinary shares of 10 pence each (ISIN GB0007188757) ("Shares") to satisfy awards under the Rio Tinto plc Global Employee Share Plan.

The Shares were admitted to trading on the London Stock Exchange's Main Market under the Company's existing block admission arrangements and rank equally with the Company's existing ordinary shares.

Following this issuance of Shares, the Company confirms that as at 29 May 2026, the Company’s issued share capital comprised 1,256,038,584 Shares, each with one vote. 992,389 Shares are held in treasury. Accordingly, the total number of voting rights in the Company is 1,255,046,195.

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary.

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